

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2023

Jordan Plews, Ph. D.
Chief Executive Officer
Elevai Labs Inc.
120 Newport Center Drive, Ste. 250
Newport Beach, CA 92660

> **Re: Elevai Labs Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 14, 2023**
> **CIK No. 0001840563**

Dear Jordan Plews:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
The Company, page 2

1. We note your response to prior comment 5 and the addition of the Glossary. Please briefly explain the terms "exosome" and "hUMSC" at first use on page 2.

Channel Expansion..., page 8

2. We note your response to prior comment 12. However, we do not note any revised disclosure specifying the planned timing for prospective expansions relating to your production capacity and laboratory space. Please revise or advise.

Business
Manufacturing, page 76

3. We note your response to prior comment 20. We also note that you continue to assert that you utilize "superior" hUMSCs on page 62 and that you source "high quality" hUMSCs on page 78. Please provide your basis for these statements or remove them, as contemplated in your response.

Exhibits

4. Please file the distribution agreements with Refine USA, LLC and DermapenWorld Inc. as exhibits to your registration statement or tell us your basis for not filing them. Refer to Item 601(b)(10) of Regulation S-K for guidance.

You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tim Dockery, Esq.